UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

ANI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

09065V203

(CUSIP Number)

Wayne C. Anderson

MVP Capital Partners

259 N. Radnor-Chester Road

Suite 130, Radnor, PA  19087

Tel:  (610) 254-2999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II GP, L.P. (“GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,650,559 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,650,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 23.54% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,260,344 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of March 10, 2014, which includes 1,612,903 shares of the Company’s Common Stock sold in an underwritten public offering on March 10, 2014.

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CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II, L.P. (“MVP II”),

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 2,650,559 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 2,650,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 23.54% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,260,344 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of March 10, 2014, which includes 1,612,903 shares of the Company’s Common Stock sold in an underwritten public offering on March 10, 2014.

3

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Meridian Venture Partners II, Co. (“MVP Corp.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,650,559 shares of Common Stock

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,650,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 23.54% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,260,344 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of March 10, 2014, which includes 1,612,903 shares of the Company’s Common Stock sold in an underwritten public offering on March 10, 2014.

4

CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Robert E. Brown, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 2,650,559 shares of Common Stock

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 2,650,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 23.54% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,260,344 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of March 10, 2014, which includes 1,612,903 shares of the Company’s Common Stock sold in an underwritten public offering on March 10, 2014.

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CUSIP No. 09065V203	13D

1.	Name of Reporting Persons Thomas A. Penn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 2,650,559 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 2,650,559 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,650,559 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 23.54% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Percentage is based on 11,260,344 shares of the Company’s Common Stock, par value $0.0001 per share, outstanding as of March 10, 2014, which includes 1,612,903 shares of the Company’s Common Stock sold in an underwritten public offering on March 10, 2014.

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Item 1.	Security and Issuer.

This Amendment No. 3 on Schedule 13D (this “Schedule 13D”) relates to the Company’s Common Stock and amends and further supplements the Schedule 13D filed by Meridian Venture Partners II GP, L.P., a limited partnership organized under the laws of the State of Delaware (“GP”), Meridian Venture Partners II, L.P., a limited partnership organized under the laws of State of Delaware (“MVP II”), Meridian Venture Partners II, Co., a Delaware corporation (“MVP Corp.”) and Messrs. Robert E. Brown, Jr. and Thomas A. Penn (collectively with GP, MVP II, and MVP Corp., the “Reporting Persons”), on July 1, 2013 (the “Initial Schedule 13D”), as amended by the Reporting Persons by Amendment No. 2 to schedule 13D filed on November 25, 2013 and Amendment No. 1 to schedule 13D filed on November 14, 2013 (the Initial Schedule 13D as so amended, the “Statement”). The Reporting Persons are filing this Schedule 13D to report the execution by them of an agreement relating to limitations, subject to specified exceptions, on certain sales by the Reporting Persons of the Company’s Common Stock. Except as expressly set forth herein, there have been no changes to the Statement. The Company’s principal executive offices are located at 210 Main Street West, Baudette, Minnesota 56623.

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Item 4.	Purpose of Transaction.

On March 5, 2014 ANI Pharmaceuticals, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Oppenheimer & Co. Inc. and Roth Capital Partners as underwriters (the “Underwriters”), with respect to the issuance and sale in an underwritten public offering (the “Offering”) by the Company of 1,402,525 shares of the Company’s common stock, $0.0001 par value, at a price to the public of $31.00 per Share. Pursuant to the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 210,378 shares of the Company’s Common Stock, which the Underwriters exercised on March 5, 2014.

In connection with the Offering and as required by the Underwriting Agreement, on March 4, 2014 the Reporting Persons entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriters. The Lock-Up Agreement provides that, subject to limited exceptions, the Reporting Persons will not, during the 90-day period beginning on the date of the Underwriting Agreement (the “Lock-Up Period”), (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of the Company’s Common Stock, or any securities convertible into or exercisable or exchangeable for the Company’s Common Stock owned either of record or beneficially (as defined in the Act) by the Reporting Person on March 4, 2014 or acquired thereafter, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s Common Stock

The restrictions under the Lock-Up Agreement do not apply to certain specified transactions. One of the specified exceptions under the Lock-Up Agreement permits the Reporting Persons to collectively sell up to 169,185 shares of the Company’s Common Stock either (i) at any time following the closing of the Offering through either one or more of the Underwriters in one or more block trades or (ii) at any time following the expiration of a 30-day period beginning on March 4, 3014. Each of Mr. Brown and Mr. Penn also signed, in their individual capacity, a Lock-Up Agreement with the Underwriters (together with the Lock-Up Agreement entered into by the Reporting Persons, the “Lock-Up Agreements”), the terms of which are the same as the Lock-Up Agreement signed by the Reporting Persons, except that they are not permitted to make any sales of the Company’s Common Stock during the Lock-Up Period.

Upon the expiration of the Lock-Up Period, the Reporting Persons’ shares of the Company’s Common Stock will become eligible for sale, subject to any applicable limitations under United States securities laws.

The foregoing summary of the Lock-Up Agreements is qualified by reference to the full text of the Lock-Up Agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Furthermore, as disclosed in the Initial Schedule 13D, the Reporting Persons may take future action (either alone or with one or more third parties) with respect to their investment in the Company’s Common Stock as deemed appropriate in light of circumstances existing at such time, including sales of Company Common Stock permitted pursuant to the Lock-Up Agreement and/or the purchase of additional shares of the Company’s Common Stock either in brokerage transactions in the open market or in privately negotiated transactions.

Item 5.	Purpose of Transaction.

(a) and (b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) During the past 60 days, and in accordance with the terms of the Lock-Up Agreement described above, the Reporting Persons sold 169,185 shares of the Company’s Common Stock in open market transactions on the date, at the average price per share, and at the range of sales prices indicated below:

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Sale Date	Shares Sold	Average Sales Price (1)	Range of Sales Prices

03/12/2014	32,802	$33.61	$33.20 to $34.19 per share
03/12/2014	2,517	$34.33	$34.20 to $34.61 per share
03/13/2014	33,514	$31.05	$31.00 to $31.64 per share
03/13/2014	12,138	$32.53	$32.05 to $32.80 per share
03/13/2014	6,752	$33.31	$33.20 to $33.65 per share
03/14/2014	24,907	$33.85	$33.53 to $34.50 per share
03/14/2014	4,752	$34.72	$34.60 to $34.81 per share
03/17/2014	10,339	$34.75	$34.50 to $35.19 per share
03/18/2014	20,542	$33.83	$33.54 to $34.38 per share
03/19/2014	10,171	$32.38	$32.00 to $32.93 per share
03/19/2014	751	$33.36	$33.10 to $33.69 per share
03/20/2014	10,000	$31.76	$31.50 to $32.31 per share

(1) The prices reported in this column are a weighted average price. Multiple open market sales transactions were executed on these dates. The Reporting Persons will provide to the Securities Exchange Commission complete information regarding each of these transactions upon request.

(d)	Not applicable

(e)	Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

Item 7.	Material to Be Filed as Exhibits. The following documents are filed as exhibits:

Exhibit A	Lock-Up Agreement, dated as of March 4, 2014, by Meridian Venture Partners II GP, L.P., Meridian
Venture Partners II, L.P., Meridian Venture Partners II, Co., Robert E. Brown, Jr., and Thomas A. Penn

Exhibit B	Lock-Up Agreement, dated as of March 4, 2014, by Robert E. Brown, Jr.

Exhibit C	Lock-Up Agreement, dated as of March 4, 2014, by Thomas A. Penn

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SIGNATURES

After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 20, 2014	Meridian Venture Partners II GP, L.P.

	BY:	Meridian Venture Partners II, Co.

	ITS:	GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

March 20, 2014	Meridian Venture Partners II, L.P.

	BY:	Meridian Venture Partners II GP, L.P.

	ITS:	GENERAL PARTNER

BY: Meridian Venture Partners II, Co.

ITS: GENERAL PARTNER

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

March 20, 2014	Meridian Venture Partners II, Co.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr., President

March 20, 2014	ROBERT E. BROWN, JR.

	By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr.

March 20, 2014	THOMAS A. PENN

	By:	/s/ Thomas A. Penn
Thomas A. Penn

10

LOCK-UP AGREEMENT

March 4, 2014

Oppenheimer & Co. Inc.

Roth Capital Partners, LLC

As Representatives of the Several Underwriters

c/o Oppenheimer & Co. Inc.

300 Madison Avenue

New York, New York 10017

Re:	Public Offering of ANI Pharmaceuticals, Inc.

Ladies and Gentlemen:

The undersigned, a holder of common stock, par value $0.0001 (“Common Stock”), or rights to acquire Common Stock, of ANI Pharmaceuticals, Inc. (the “Company”) understands that you, as Representatives (the “Representatives”) of the several Underwriters, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”), of shares of Common Stock of the Company (the “Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Shares, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees for the benefit of the Company, you and the other Underwriters that, without the prior written consent of the Representatives on behalf of the Underwriters, the undersigned will not, during the period commencing on the date hereof and ending 90 days (the “Lock-Up Period”) after the date of the prospectus relating to the Public Offering (the “Prospectus”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The foregoing shall not apply to (a) Common Stock to be transferred as a gift or gifts, (b) sales under any plan that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) (a “10b5-1 Plan”) of the Exchange Act, (c) the establishment of a 10b5-1 Plan, provided that no sales of Common Stock or securities convertible into, or exchangeable or exercisable for Common Stock, shall be made pursuant to such 10b5-1 Plan prior to the expiration of the Lock-Up Period, except for sales permitted pursuant to clause (g) of this sentence, (d) transfers to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (e) transfers by will or under the laws of descent, (f) transfers to affiliates (within the meaning set forth in Rule 405 as promulgated by the SEC under the Securities Act of 1933, as amended), limited partners, general partners, limited liability company members, or stockholders of the undersigned to the extent that the undersigned is a partnership, limited liability company, or corporation, and (g) the sale of up to 169,185 shares of Common Stock either (i) at any time following the closing of the Public Offering through either one or more of the Underwriters in one or more block trades or (ii) at any time following the expiration of the 30-day period beginning on the execution date of the Underwriting Agreement, provided, however, that in the case of (a), (d), (e) and (f) above, it shall be a condition to the transfer that the donee, trustee, legatee, heir, distributee or other transferee, as the case may be, agree to be bound in writing by the terms hereof.

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Notwithstanding the foregoing, if (x) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (y) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90 day period; the restrictions imposed in this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that this sentence shall not apply if the research published or distributed on the Company is compliant under Rule 139 of the Securities Act and the Company’s securities are actively traded as defined in Rule 101(c)(1) of Regulation M of the Exchange Act.

In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released form all obligations under this Letter Agreement.

The undersigned, whether or not participating in the Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Meridian Venture Partners II GP, L.P.

BY: Meridian Venture Partners II, Co.
ITS GENERAL PARTNER

By:	/s/ Robert E. Brown, Jr., President
Robert E. Brown, Jr., President

Meridian Venture Partners II, L.P.

BY: Meridian Venture Partners II GP, L.P.
ITS GENERAL PARTNER

BY: Meridian Venture Partners II, Co.
ITS GENERAL PARTNER

By:	/s/ Robert E. Brown, Jr., President
Robert E. Brown, Jr., President

Meridian Venture Partners II, Co.

By:	/s/ Robert E. Brown, Jr., President
Robert E. Brown, Jr., President

ROBERT E. BROWN, JR.

By:	/s/ Robert E. Brown, Jr.
Robert E. Brown, Jr.

THOMAS A. PENN

By:	/s/ Thomas A. Penn
Thomas A. Penn

12

LOCK-UP AGREEMENT

March 4, 2014

Oppenheimer & Co. Inc.

Roth Capital Partners, LLC

As Representatives of the Several Underwriters

c/o Oppenheimer & Co. Inc.

300 Madison Avenue

New York, New York 10017

Re:	Public Offering of ANI Pharmaceuticals, Inc.

Ladies and Gentlemen:

The undersigned, a holder of common stock, par value $0.0001 (“Common Stock”), or rights to acquire Common Stock, of ANI Pharmaceuticals, Inc. (the “Company”) understands that you, as Representatives (the “Representatives”) of the several Underwriters, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”), of shares of Common Stock of the Company (the “Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Shares, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees for the benefit of the Company, you and the other Underwriters that, without the prior written consent of the Representatives on behalf of the Underwriters, the undersigned will not, during the period commencing on the date hereof and ending 90 days (the “Lock-Up Period”) after the date of the prospectus relating to the Public Offering (the “Prospectus”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The foregoing shall not apply to (a) Common Stock to be transferred as a gift or gifts, (b) sales under any plan that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) (a “10b5-1 Plan”) of the Exchange Act, (c) the establishment of a 10b5-1 Plan, provided that no sales of Common Stock or securities convertible into, or exchangeable or exercisable for Common Stock, shall be made pursuant to such 10b5-1 Plan prior to the expiration of the Lock-Up Period, (d) transfers to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (e) transfers by will or under the laws of descent and (f) transfers to affiliates (within the meaning set forth in Rule 405 as promulgated by the SEC under the Securities Act of 1933, as amended), limited partners, general partners, limited liability company members, or stockholders of the undersigned to the extent that the undersigned is a partnership, limited liability company, or corporation, provided, however, that in the case of (a), (d), (e) and (f) above, it shall be a condition to the transfer that the donee, trustee, legatee, heir, distributee or other transferee, as the case may be, agree to be bound in writing by the terms hereof.

Notwithstanding the foregoing, if (x) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (y) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90 day period; the restrictions imposed in this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that this sentence shall not apply if the research published or distributed on the Company is compliant under Rule 139 of the Securities Act and the Company’s securities are actively traded as defined in Rule 101(c)(1) of Regulation M of the Exchange Act.

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In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released form all obligations under this Letter Agreement.

The undersigned, whether or not participating in the Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

By:	/s/ Robert E. Brown, Jr.
Name: Robert E. Brown, Jr.
Title: Chairman of the Board

14

LOCK-UP AGREEMENT

March 4, 2014

Oppenheimer & Co. Inc.

Roth Capital Partners, LLC

As Representatives of the Several Underwriters

c/o Oppenheimer & Co. Inc.

300 Madison Avenue

New York, New York 10017

Re:	Public Offering of ANI Pharmaceuticals, Inc.

Ladies and Gentlemen:

The undersigned, a holder of common stock, par value $0.0001 (“Common Stock”), or rights to acquire Common Stock, of ANI Pharmaceuticals, Inc. (the “Company”) understands that you, as Representatives (the “Representatives”) of the several Underwriters, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company, providing for the public offering (the “Public Offering”) by the several Underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”), of shares of Common Stock of the Company (the “Shares”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to enter into the Underwriting Agreement and to proceed with the Public Offering of the Shares, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees for the benefit of the Company, you and the other Underwriters that, without the prior written consent of the Representatives on behalf of the Underwriters, the undersigned will not, during the period commencing on the date hereof and ending 90 days (the “Lock-Up Period”) after the date of the prospectus relating to the Public Offering (the “Prospectus”), directly or indirectly (1) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock owned either of record or beneficially (as defined in the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The foregoing shall not apply to (a) Common Stock to be transferred as a gift or gifts, (b) sales under any plan that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) (a “10b5-1 Plan”) of the Exchange Act, (c) the establishment of a 10b5-1 Plan, provided that no sales of Common Stock or securities convertible into, or exchangeable or exercisable for Common Stock, shall be made pursuant to such 10b5-1 Plan prior to the expiration of the Lock-Up Period, (d) transfers to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (e) transfers by will or under the laws of descent and (f) transfers to affiliates (within the meaning set forth in Rule 405 as promulgated by the SEC under the Securities Act of 1933, as amended), limited partners, general partners, limited liability company members, or stockholders of the undersigned to the extent that the undersigned is a partnership, limited liability company, or corporation, provided, however, that in the case of (a), (d), (e) and (f) above, it shall be a condition to the transfer that the donee, trustee, legatee, heir, distributee or other transferee, as the case may be, agree to be bound in writing by the terms hereof.

Notwithstanding the foregoing, if (x) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (y) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90 day period; the restrictions imposed in this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that this sentence shall not apply if the research published or distributed on the Company is compliant under Rule 139 of the Securities Act and the Company’s securities are actively traded as defined in Rule 101(c)(1) of Regulation M of the Exchange Act.

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In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released form all obligations under this Letter Agreement.

The undersigned, whether or not participating in the Offering, understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Letter Agreement.

This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

By:	/s/ Thomas A. Penn
Name: Thomas A. Penn
Title: Director

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